Exhibit 99.7

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-128128 on Form S-8, No. Registration Statement No. 333-203682 on Form F-10 and Registration Statement No. 333-194702 on Form F-3 and to the use of our reports dated March 21, 2017 relating to the consolidated financial statements of Silver Wheaton Corp. and subsidiaries (“Silver Wheaton”) and the effectiveness of Silver Wheaton’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Silver Wheaton Corp. for the year ended December 31, 2016.

/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
March 31, 2017